GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia 59200

January 11, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          GMCI Corp.
Amendment No. 1 to Form 10-12G
Filed October 24, 2017
File No. 000-54629

Ladies and Gentlemen:

We are in receipt of you comment letter dated November 14, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions below, followed by our responses.

Business, page 3

1. We note your revisions made in response to comment 2.  As requested, please similarly revise disclosure on page 14 to provide all information required by Item 404(d)(1).

RESPONSE: We note the Staff's comment, and in response thereto, advise that we have revised the disclosure on page 14 to provide all information referenced above.

2. We note your response to comment 3 and we reissue the comment.  Your website, www.gmcicorporation.com, states that you strive to be the "preferred private equity corporation in the region," and it identifies significant operations not discussed in the Form 10, including that your company is "is an investment holding group … with valuable assets in the form of companies acquired throughout the Asian region, focusing on 6 main sectors deemed to be sustainably profitable, providing consistent attractive returns to its shareholders."  Please revise to reconcile the inconsistencies with your website or advise us why you believe the significant operations referenced above should not be addressed in the Form 10.

RESPONSE: We note the Staff's comment, and in response thereto, advise that we have removed the referenced disclosure above on our website.

Please contact our corporate counsel Mengyi "Jason" Ye, of Ortoli Rosenstadt LLP, or Yarona Yieh, also of Ortoli Rosenstadt LLP, at (212) 588-0022 with any questions.

Sincerely,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer
GMCI Corp.